UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62558 / July 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13950

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In the Matter of	:	
	:	
ARIS INDUSTRIES, INC.,	:	
BENE IO, INC.,	:	ORDER MAKING
CHINA MINERAL ACQUISITION CORP.,	:	FINDINGS AND
COMMODORE SEPARATION TECHNOLOGIES, INC.,	:	REVOKING
FOOD INTEGRATED TECHNOLOGIES, INC.,	:	REGISTRATIONS BY
GAP INSTRUMENT CORP.,	:	DEFAULT AS TO EIGHT
SKYSAT COMMUNICATIONS NETWORK CORP.,	:	RESPONDENTS
URT INDUSTRIES, INC., and	:	
VICON FIBER OPTICS CORP.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on June 28, 2010. The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by July 1, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent URT Industries, Inc. Aris Indus., Inc., Exchange Act Release No. 62545 (July 22, 2010). No other Respondent has filed an Answer, and the time for filing answers has expired.

Accordingly, the remaining Respondents, Aris Industries, Inc., Bene Io, Inc., China Mineral Acquisition Corp., Commodore Separation Technologies, Inc., Food Integrated Technologies, Inc., Gap Instrument Corp., Skysat Communications Network Corp., and Vicon Fiber Optics Corp. are in default for failing to file an Answer to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Aris Industries, Inc. (AISIQ) (CIK No. 100979), is a dissolved New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AISIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2004, which reported a net loss of $4,726,000 for the prior six months. On October 15, 2004, AISIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was closed on August 20, 2008. As of June 23, 2010, the common stock of AISIQ was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bene Io, Inc. (BNIO) (CIK No. 1055176), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BNIO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $2,407,000 for the prior three months. As of June 23, 2010, the common stock of BNIO was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Mineral Acquisition Corp. (CMAQ) (CIK No. 1288633) is a dissolved Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CMAQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $202,541 for the period from inception on March 30, 2004, to June 30, 2006. As of January 26, 2010, the common stock of CMAQ was traded on the over-the-counter markets.

Commodore Separation Technologies, Inc. (CXOT) (CIK No. 1022381), is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CXOT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of $276,000 for the prior six months. As of June 23, 2010, the common stock of CXOT was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Food Integrated Technologies, Inc. (FITT) (CIK No. 888952), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FITT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 1997, which reported a net loss of $56,910 for the prior three months. As of June 23, 2010, the common stock of FITT was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Gap Instrument Corp. (GAPN) (CIK No. 39910) is a dissolved New York corporation located in Yaphank, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GAPN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 1997, which reported a net loss of $301,074 for the prior year. As of June 23, 2010, the common stock of GAPN was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Skysat Communications Network Corp. (SKATA) (CIK No. 919374) is a void Delaware corporation located in New York, New York, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). SKATA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $1,074,221 for the prior nine months. As of June 23, 2010, the common stock of SKATA was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vicon Fiber Optics Corp. (VFOX) (CIK No. 718396) is a void Delaware corporation located in Pelham Manor, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VFOX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $102,677 for the prior nine months. As of June 23, 2010, the common stock of VFOX was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

These eight Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these eight Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Aris Industries, Inc., Bene Io, Inc., China Mineral Acquisition Corp., Commodore Separation Technologies, Inc., Food Integrated Technologies, Inc., Gap Instrument Corp., Skysat Communications Network Corp., and Vicon Fiber Optics Corp. are REVOKED.

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Robert G. Mahony
Administrative Law Judge